
03029909

By DHL

Date: 01 September 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL



Ladies and Gentlemen:

Re : e-Kong Group Limited – SEC File No. 082-34653
Information Furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax (852) 3101 0194 for your convenience.

Should you have any questions concerning the foregoing, please contact the undersigned at (852) 3101 3047.

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lim Shyang Guey
Director

Enclosures

US Sec – File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 31 August 2003

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities ("Listing Rules")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")

	Document	Date	Entity
1.	Form ARF1 – 2003 Annual Return together with 2002 Annual Report	June 10, 2003	Hong Kong Registrar of Companies
2.	Form D2 – Notification of changes of Secretary and directors – change of address of Director	July 08, 2003	Hong Kong Registrar of Companies
3.	Monthly Returns on Movement of Listed Equity Securities for the months of May 2003 to July 2003	May 2003 – July 2003	SEHK (pursuant to Listing Rules)

e-KONG
Convergence through Services

8 August 2003

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 July 2003 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Ms Amy Chan
By Fax (Fax No : 3101 0194)

G:\APP\1994\A940111\MTH-RPT(July 2003)

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 31 July 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey — Tel No. : 2296 9700
(Name of Responsible Official)

Date : 4 August 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ — 2. Preference Shares : ✓

3. Other classes of shares : — please specify : ______

4. Warrants : — please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date):)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,155,000	Nil	Nil	Nil	1,155,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	Nil	1,835,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:



Name : Angela Wang

Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

Convergence through Services

8 July 2003

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 June 2003 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Ms Amy Chan
By Fax (Fax No : 3101 0194)

G:\APF\1994\A940111\MTH-RPT(June 2003)

e-KONG Group Limited
Suite 2101-3 K. Wah Centre
191 Java Road, North Point, Hong Kong

FORM I

Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 June 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 7 July 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ______)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,155,000	Nil	Nil	Nil	1,155,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	Nil	1,835,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:



Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
Convergence through Services

9 June 2003

BY HAND

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors One International Finance Centre
1 Harbour View Street
Central Hong Kong

Dear Sirs

Re : Monthly Report of Movement of Listed Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 May 2003 (in duplicate) for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited



Angela Wang
Company Secretary

Encl

cc : Ms Amy Chan
By Fax (Fax No : 3101 0194)

G:\APF\1994\A940111\MTH-RPT(May 2003)

e-KONG Group Limited
~~Suite 2101-3 K. Wah Centre~~

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 31 May 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey
(Name of Responsible Official)

Tel No. : 2296 9700

Date : 5 June 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ______)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,155,000	Nil	Nil	Nil	1,155,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	Nil	1,835,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A

OTHER ISSUES OF SHARES*			
Rights Issue	Price :	Issue and allotment Date :	
Placing	Price :	Issue and allotment Date :	
Bonus Issue		Issue and allotment Date :	
Scrip Dividend		Issue and allotment Date :	
Repurchase of Share		Cancellation Date :	
Redemption of share		Redemption Date :	
Consideration Issue	Price :	Issue and allotment Date :	
Others (Please specify)	Price :	Issue and allotment Date :	

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:



Name : Angela Wang

Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



Companies Registry
公 司 註 冊 處

Form 表格 **ARF1**

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Year of Annual Return 周年申報表年度

2003

(Note 註 2) 3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
1	1	2002		31	12	2002

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名 : [signature]

(Name 姓名) : (Lim Shyang Guey)

Director / ~~Secretary / Manager / Authorized Representative~~ *

董事／秘書／經理／授權代表 *

Date 日期 : 10 JUN 2003

Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
Room 4101-5 Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Attn : Co Sec Department

For 請勿:

Your Receipt
Companies Registry
H.K.

11/06/2003 CC475625
CR No. : F-006726-
Sh. Form : ARF1
13 $140.00
---------- ----------
TOTAL(CHQ) $140.00

Specification No. 1/98


Annual Report 2002

e-K港NG

Contents

CERTIFIED TRUE COPY

Lim Shyang Guey
Director of
e-Kong Group Limited
Date:





Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F 6726

1 Company Name 公司名稱

E-KONG GROUP LIMITED

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
Room 4101-5 Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Attn : Co Sec Dept

For Official Use
請勿填寫

Your Receipt
Companies Registry
H.K.

08/07/2003 AA145950
CR No. : F-006726-
Sh. Form : D2F
13 $20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F 6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of Director	03 / 07 / 2003 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: Rosenberg (Surname 姓氏) Matthew Brian (Other names 名字)

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址:
53A Sailmakers Court, William Morris Way
Fulham, London SW6 2UX, United Kingdom

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
101469843	USA

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：



(Name 姓名)：(Lim Shyang Guey)

Director／~~Secretary／Manager／Authorized Representative~~ *

Date 日期： - 8 JUL 2003